CONSENT OF THOMAS C. POOL

The undersigned hereby consents to:

(i) the filing of the written disclosure (the “Technical Disclosure”) regarding (a) the technical report entitled “Technical Report on the Arizona Strip Uranium Project, Arizona, U.S.A.” dated June 27, 2012, (b) the technical report entitled “Technical Report Update of Gas Hills Uranium Project Freemont and Natrona Counties, Wyoming, USA” dated March 22, 2013, and (c) the technical report entitled “Technical Report on the Henry Mountains Complex Uranium Property, Utah, U.S.A.” dated June 27, 2012, contained in the Annual Information Form for the period ended December 31, 2014 (the “AIF”) of Energy Fuels Inc. (the “Company”) being filed as an exhibit to the Company’s Form 40-F Annual Report for the period ended December 31, 2014, and any amendments thereto (the “40-F”), being filed with the United States Securities and Exchange Commission (the “SEC”);

(ii) the incorporation by reference of such Technical Disclosure in the 40-F and the AIF into the Company’s Form S-8 Registration Statement (File No. 333-194900), filed with the SEC, and any amendments thereto (the “S-8”);

(iii) the incorporation by reference of such Technical Disclosure in the AIF into the Company’s Form F-10 Registration Statement (File No. 333-194916), filed with the SEC, and any amendments thereto (the “F-10”); and

(iv) the use of our name in the AIF, the F-10, the 40-F and the S-8.

/s/ Thomas C. Pool
Thomas C. Pool, P.E.

Date: March 19, 2015